October 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Stacie Gorman and Ms. Pam Howell

Re: Soulpower Acquisition Corporation

Draft Registration Statement on Form S-1

Filed September 24, 2024

File No. 333-07384

Dear Ms. Gorman and Ms. Howell:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 15, 2024, relating to the above-referenced Draft Registration Statement filed by Soulpower Acquisition Corporation (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.	We note your response to prior comment 1 and reissue. The agreements with the non- managing sponsor appear to be material. Please file the agreements in accordance with Item 601(b)(10) of Regulation S-K. In addition, while we note that none of the investors has expressed an interest to purchase more than 9.9% of the offering, please disclose whether there is a cap on the amount that each investor may purchase. Further, please expand your disclosure to clarify that, given the low price that the non- managing sponsors will pay for their interest, they have an incentive to vote in favor of any business combination, even if they are under no obligation.

Response

The Company respectfully acknowledges the Staff’s comment, and the Company advises the Staff that at this time the Company has not entered into any such agreements with any non-managing sponsor investors and understands that the sponsor has not entered into any such agreements as well. In particular, the Company notes that the Company is not a party to any such agreements and has no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to such agreements. Furthermore, the Company confirms that any material provisions of such agreements have been fulsomely described in the Registration Statement. The Company also notes, as stated in the Registration Statement, that there is no assurance that any non-managing sponsor member will acquire any units in this offering (nor is any such purchase a condition to such agreements). In addition to the Company’s belief that any such agreements are not material, filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to the Company’s post-offering ownership and the Company’s ability to complete an initial business combination.

The Company has revised the disclosures to state that there will be a limitation on the amount that the investor may purchase, which will be less than or equal to 9.9%.

In addition, the disclosure has been expanded to clarify that non-managing sponsor investors will be incentivized to vote in favor of a business combination with respect to the private placement warrants that they will receive through their membership interests in the sponsor.

2.	We note the revision made to the disclosure on page 13 in response to prior comment. However, we continue to note the disclosure on page 75 and elsewhere in the prospectus that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination. Please reconcile with the disclosure on page 13 or disclose the basis for your statements.

Response	The Company respectfully submits that the statement on page 75 and elsewhere have been reconciled with the disclosure on page 13.

3.	We note the removal of the disclosure that “no other person has a direct or indirect material interest in our sponsor.” Please confirm you have provided all of the disclosure required by Item 1603(a)(7) of Regulation S-K or add the required disclosure.

Response	As of the date of the Registration Statement, other than Soulpower International Corporation, which is the managing member of the sponsor, no person holds any membership interests in our sponsor, and such disclosure has been updated accordingly.

4.	Please revise the disclosure in the tables here and on page 114 to reflect the percentage ownership that would be maintained pursuant to the anti-dilution provision. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response	The Company respectfully submits that these disclosures have been updated.

5.	Please refer to footnotes (1), (2) and (5) to this table. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please explain to us why it is appropriate to include funds held in trust that will not be made available to you to fund expenses and other working capital requirements in the “as adjusted” working capital amount, and revise disclosures or revise calculated amounts (1), (2) and (5), as appropriate

Response	The Company respectfully submits that these disclosures have been updated.

6.	Please revise the risk factor on page 74 added in response to prior comment 8 to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.

Response	The Company respectfully submits that this change has been made.

7.	We note your Use of Proceeds table and your proceeds after estimated offering expenses of $201,265,000 and $231,265,000 for without over-allotment option and over-allotment option fully exercised, respectively. Given the detail presented on the table, it appears the amounts are off by $15,000. Please clarify and/or revise accordingly.

Response	The Company respectfully submits that these amounts have been corrected.

8.	Reference is made to note (5), which represents the estimate for office space and administrative support for twelve months. On page 14, you disclose that the office space and administrative support is estimated to be $5,000 per month. As a result, a twelve month estimate of such amounts would be approximately $60,000 instead of $166,000. Please clarify and/or revise accordingly to ensure the amounts are disclosed consistently throughout your prospectus, including the details of your liquidity requirements on page 101.

Response	The Company respectfully submits that these amounts have been corrected.

9.	We note that you revised the disclosure to clarify that your sponsor, officers, directors, and affiliates may receive consulting, success, and finders fees. On page 144, you state “no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.” Please revise as appropriate to reconcile this disclosure.

Response	The Company respectfully submits that the disclosure on page 144 has been removed.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Justin Lafazan
Name:	Justin Lafazan
Chief Executive Officer